UNITED STATES
		      SECURITIES AND EXCHANGE COMMISSION
			    Washington, D.C. 20549

				 SCHEDULE 13D
		   Under the Securities Exchange Act of 1934
			      (Amendment No. 13)


			  Red Lion Hotels Corporation
				(Name of Issuer)

		    Common Stock, par value $0.01 per share
			(Title of Class of Securities)

				   756764106
				 (CUSIP Number)


			     Alexander B. Washburn
		      c/o Columbia Pacific Advisors, LLC
		     1910 Fairview Avenue East, Suite 500
			   Seattle, Washington 98102
	  (Name, Address and Telephone Number of Person Authorized to
		      Receive Notices and Communications)



			       February 28, 2012
	    (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]























--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 2 of 11


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				5,497,448 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,497,448 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,497,448  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	28.76%  (3)

14.	Type of Reporting Person
		PN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,497,448 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 19,113,698 shares of common stock outstanding as of October 27,
2011, as reported on the Company's Form 10-Q for the period ended September
30, 2011; filed on November 8, 2011.

--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 3 of 11


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				5,497,448 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,497,448 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,497,448  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	28.76%  (3)

14.	Type of Reporting Person
               IA


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,497,448 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 19,113,698 shares of common stock outstanding as of October 27,
2011, as reported on the Company's Form 10-Q for the period ended September
30, 2011; filed on November 8, 2011.

--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 4 of 11


1.	Names of Reporting Persons
	Alexander B. Washburn  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				5,497,448 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,497,448 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,497,448  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	28.76%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,497,448 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 19,113,698 shares of common stock outstanding as of October 27,
2011, as reported on the Company's Form 10-Q for the period ended September
30, 2011; filed on November 8, 2011.

--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 5 of 11


1.	Names of Reporting Persons
	Daniel R. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				5,497,448 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,497,448 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,497,448  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	28.76%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,497,448 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 19,113,698 shares of common stock outstanding as of October 27,
2011, as reported on the Company's Form 10-Q for the period ended September
30, 2011; filed on November 8, 2011.

--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 6 of 11


1.	Names of Reporting Persons
	Stanley L. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				5,497,448 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,497,448 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,497,448  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	28.76%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,497,448 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 19,113,698 shares of common stock outstanding as of October 27,
2011, as reported on the Company's Form 10-Q for the period ended September
30, 2011; filed on November 8, 2011.

--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 7 of 11


1.	Names of Reporting Persons
	Brandon D. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				5,497,448 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,497,448 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,497,448  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	28.76%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,497,448 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 19,113,698 shares of common stock outstanding as of October 27,
2011, as reported on the Company's Form 10-Q for the period ended September
30, 2011; filed on November 8, 2011.

--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 8 of 11

				EXPLANATORY NOTE

       This Amendment No. 13 amends the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on June 27, 2008, as amended on February 11, 2009, September 1, 2009, June 16, 2010, July 21, 2010, October 18, 2010,
December 1, 2010, January 20, 2011, May 10, 2011, July 7, 2011, August 29, 2011,
October 13, 2011 and November 15, 2011 with respect to the common stock, par value $0.01 per share (the "Common Stock") of Red Lion Hotels Corporation
(the "Company").

       Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The shares of Common Stock reported herein are held in the portfolio of the Fund.

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group. Except as specifically set forth herein, the Schedule 13D remains unmodified.



Item 4.	Purpose of Transaction

The Reporting Persons have sent a letter to the Board of Directors of the Issuer. A copy of the referenced letter is attached as Exhibit A.



Item 5.	Interest in Securities of the Issuer

	The responses set forth in Items 5(a) and 5(c) of the Schedule 13D are hereby replaced in its entirety by the following:

	(a) As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 5,497,448 shares of Common Stock, which constitutes 28.76% of the total number shares of Common Stock outstanding as of October 27, 2011, as reported in the Company's Form 10-Q for the period ended September 30, 2011; filed on November 8, 2011.

	(c) The trading dates, number of shares purchased and sold and price per share for all transactions in the shares of Common Stock during the past 60 days by the Reporting Persons on behalf of the Fund were all effected in unsolicited broker transactions on the New York Stock Exchange as set forth in Exhibit B.



Item 7.	Material to Be Filed as Exhibits

Exhibit A:  Letter to the Board of Directors.

Exhibit B: Schedule of Transactions in the shares of Common Stock by the Fund during the past 60 days.

--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 9 of 11



				SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 28, 2012	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.  (1)

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member of
				Columbia Pacific Advisors, LLC, its
				general partner



Dated:  February 28, 2012	COLUMBIA PACIFIC ADVISORS, LLC  (1)

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member



Dated:  February 28, 2012	/s/ Alexander B. Washburn
				Alexander B. Washburn  (1)



Dated:  February 28, 2012	/s/ Daniel R. Baty
				Daniel R. Baty  (1)



Dated:  February 28, 2012	/s/ Stanley L. Baty
				Stanley L. Baty  (1)



Dated:  February 28, 2012	/s/ Brandon D. Baty
				Brandon D. Baty  (1)


________________
(1) This Amendment is being filed jointly by the Fund, the Adviser, Alexander
B. Washburn, Daniel R. Baty, Stanley L. Baty, and Brandon D. Baty pursuant to the Joint Filing Agreement dated August 6, 2009 and included with the signature page to the Fund's Schedule 13D with respect to the Company filed on September 1, 2009 and incorporated by reference herein.







--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 10 of 11


				Exhibit A


February 28, 2012


Red Lion Hotel Corporation
201 West North River Drive
Suite 100
Spokane, WA  99201
Attn: Member of the Board of Directors


To the Board of Directors,

Columbia Pacific Opportunity Fund, L.P. currently owns 28.8% of the outstanding stock of Red Lion Hotel Corporation, making it the Company's largest shareholder. We have publicly filed two formal communications with the Board, one on January 19, 2011 and one on November 15, 2011, outlining our views and requesting that the Board hire an advisor to run a full and transparent process to sell Red Lion in whole or in parts.

Recently, several financial and strategic parties have notified us that they have an interest in evaluating purchasing either assets of Red Lion or the entire Company if a sale or liquidation were considered. We have not engaged in discussions with them, but their communication makes us believe there is sufficient interest for the Company to run a sale process. A full and transparent sale process will allow the Company and its advisors the opportunity to both control the communication and flow of information as it relates to the business and opportunity. We request that the Board immediately form a committee comprised solely of independent directors to engage a reputable financial advisor to carry out this process to deliver full value to shareholders.

Columbia Pacific believes the Company should encourage all shareholders to express their views and thoughts. We have had, and expect to continue to have, discussions with management, other shareholders of the Company and other relevant parties concerning the business, operations, management, governance, strategy and future plans of the Company.


Sincerely,


Columbia Pacific Opportunity Fund, L.P.















--------------------------------------------------------------------------------
Cusip No.  756764106		Schedule 13-D			Page 11 of 11


				Exhibit B

TRANSACTIONS IN THE SHARES BY THE FUND DURING THE PAST 60 DAYS

Date of 		Number of Shares 	Approximate
Transaction		Purchased	Price per Share

01/03/2012		  800		$7.02
01/04/2012		1,770		$6.90
01/05/2012		2,372		$6.92
01/06/2012		3,100		$6.93
01/09/2012		2,100		$6.89
01/10/2012		3,300		$6.95
01/11/2012		3,700		$6.88
01/12/2012		1,000		$6.85
01/13/2012		  900		$6.89
01/17/2012		2,216		$6.94
01/18/2012		1,200		$6.98
01/19/2012		  800		$6.99
01/20/2012		3,004		$7.01
01/23/2012		1,600		$7.00
01/24/2012		  900		$6.95
01/25/2012		1,200		$7.01
01/27/2012		3,800		$7.05
01/30/2012		1,100		$7.15
01/31/2012		1,100		$7.24
02/01/2012		1,400		$7.39
02/02/2012		  500		$7.62
02/03/2012		  600		$7.76
02/06/2012		1,100		$7.88
02/07/2012		1,700		$7.80
02/08/2012		  500		$7.87
02/09/2012		1,900		$7.80
02/10/2012		1,802		$7.74
02/13/2012		  500		$7.88
02/14/2012		3,351		$7.73